UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: September 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

MOTIF BIO ANNOUNCES ICLAPRIM GRANTED ORPHAN DRUG DESIGNATION BY US FDA FOR TREATMENT OF STAPHYLOCOCCUS AUREUS LUNG INFECTIONS IN PATIENTS WITH CYSTIC FIBROSIS

On September 15, 2017, Motif Bio plc issued a press release, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, announcing that the US Food and Drug Administration has granted its investigational drug candidate, iclaprim, Orphan Drug Designation for treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.

The information contained in Exhibit 99.1 is being furnished to the U.S. Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the registrant’s registration statements or other filing with the Commission.

Exhibits

Exhibit 99.1

Press release issued by Motif Bio plc, dated September 15, 2017, entitled “Motif Bio announces iclaprim granted Orphan Drug Designation by US FDA for treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Robert Dickey IV
Name: Robert Dickey IV
Title: Chief Financial Officer

Date: September 15, 2017